QuickLinks -- Click here to rapidly navigate through this document

jfilippone@gibsondunn.com

December 10, 2004

(213) 229-7018	C 79618-00002
(213) 229-6018

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attn: Mr. Michael Pressman and Mr. Adélaja Heyliger

  Re:
  SPX Corporation (the "Company") Preliminary Proxy Statement on
  Schedule 14A Filed November 15, 2004 by Relational Investors, LLC

Dear Messrs. Pressman and Heyliger:

        On behalf of our client, Relational Investors, LLC, a Delaware limited liability company ("Relational" and, together with its affiliated persons and entities named in the proxy statement, the "Relational Funds"), we hereby respond to the Staff's comments to the above referenced filing as set forth in the Staff's letter dated November 24, 2004 (the "Comment Letter"). For ease of reference, we have repeated the Staff's comments in bold, italics before the respective responses.

Preliminary Proxy Statement on Schedule 14A Filed November 15, 2004

General

1.
Please revise to indicate that the form of proxy is a preliminary copy. Refer to Rule 14a-6(e)(1). In addition, please revise your disclosure throughout your proxy materials to identify the color of your proxy card.

        The proxy card has been revised as requested, and the disclosure throughout the proxy materials has been revised to indicate that Relational will be providing a WHITE proxy card in connection with its solicitation.

2.
We note that you refer readers to the Company's 2003 Annual Report on Form 10-K and 2004 proxy materials. Consider whether it might be more helpful to readers to make specific references to the sections of the materials that you are directing them to read. In addition, please advise us regarding your intent to update the material upon the company's filing of its 2004 Annual Report and 2005 proxy materials, if necessary.

        Pursuant to the Staff's comment, the proxy statement has been revised to include specific section references directing readers to relevant text of the Company's filings. Relational may update the proxy materials to the extent appropriate or required upon the Company's filing of its 2004 Annual Report and 2005 proxy materials, although without reviewing the substance of those filings Relational can not predict what, if any, updates would be made. See also the response to comment 4 below.

Letter to Shareholders

3.
We note your statements that "Relational Funds will provide this proxy statement to certain Company stockholders with whom it has discussions regarding the 2005 Annual Meeting...commencing on or about November 15, 2004" and "the date of this proxy statement is November 15, 2004, and the Relational Funds expect to first send or make this proxy statement available to certain shareholders on or about November, 15, 2004." Supplementally inform us whether you have provided this preliminary proxy to any shareholders. In addition please confirm that all written communications to shareholders have been filed.

        Relational has not to date provided the preliminary proxy statement to any Company stockholders. Relational confirms that all written communications of Relational and its affiliated persons and entities directed to Company stockholders have been filed.

4.
We note the company has not selected the time and location for the 2004 annual meeting or set the record date for determining those stockholders who will be entitled to vote at the meeting. Please advise us as to whether you will wait for the meeting and record dates to be set prior to the dissemination of definitive materials and proxy cards. We may have further comment.

        Relational currently intends to update its proxy materials once the Company announces the time, location and record date for the 2005 annual meeting, and to thereafter disseminate its definitive proxy statement and WHITE proxy card.

Proposal for Election of Directors—Pages 2 to 4

5.
We note your disclosure that the Relational Funds reserve the right to nominate additional individuals for election in addition to the Relational Funds Nominees if the size of the Board is increased and such additional positions are voted upon at the 2005 Annual Meeting. We further note your plan to distribute at a later date a revised form of proxy to include new matters. Please clarify whether the revised proxy would include the names of any additional nominees. Further, what would the effect of the distribution of a new form of proxy be on any old proxies already received?

        The referenced disclosure has been expanded to explain that, if such developments were to transpire, and if Relational were to nominate additional director candidates and circulate amended, supplemental or revised proxy materials, such developments would be explained and all information required by law to be provided to Company stockholders would be included. As to the effect of new proxies on old proxies, Relational respectfully notes such analysis would be academic and entirely speculative at this time.

6.
Please disclose any potential effects of your proposal on the Company's existing security holders. For instance, do you know of any existing company agreements with change of control provisions that may be triggered by the election of your nominees?

        Relational is unaware of any direct adverse effects of either the nomination of its director candidates or their election on existing securities holders (including for purposes of any "change of control" provisions), based on a review of the provisions of agreements publicly filed by the Company and the Company's public disclosures.

Background of and Reasons for This Solicitation—Pages 5 to 9

7.
Characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view toward disclosure, by submitting a Schedule 14A that has been annotated with support for each of the assertions made. We cite the following examples of statements or assertions in the proxy statement that, at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion:

•
that the market value of the Company's stock has been adversely affected "by a history of poor asset allocation by the Company's management" (page 5);

•
that the shareholder base has become "disenchanted with the management and the Board's oversight" (page 5);

•
that the EVA plan has been adjusted "to effectively reward poor performance by reducing performance standards" (page 5);

•
that the shareholder base is "confused by and dissatisfied with the Company's compensation structure and practices" (page 6);

  •
  the statement that the Company's public filings "do not provide meaningful information" (emphasis added) to determine whether the Board's executive compensation decisions are fair (page 7); and

  •
  that management's recent adjustments to the EVA formula "benefit the officers and directors at the expense of the Company's shareholders" (page 8).

  These examples do not represent an exhaustive list of the statements that need to be amended and/or supported. In addition, to facilitate our review, provide an annotated copy of the proxy statement, identifying the specific support for each such statement or group of related statements. Where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark the supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

        The proxy statement has been revised to characterize statements of opinion or belief as such, to provide support for many such opinions and beliefs and in some cases to revise or delete certain statements. In addition, below is supplemental support for some of the statements excerpted in the Staff's comments. A more detailed set of supporting documentation will be provided to the Staff under separate cover along with an annotated copy of the amended proxy statement, as requested in the Comment Letter.

  (1)
  that the market value of the Common Stock has been adversely affected "by a history of poor capital allocation by the Company's management"

    The Relational Funds believe the items referenced in clauses (i) through (iv) following the excerpted phrase are symptoms or consequences of poor capital allocation, which is a reasonable factual basis for its stated belief. Also, additional support for the statements in those clauses has been included.

  (2)
  the statements "that the shareholder base has become disenchanted with the management and the Board's oversight" and "that the shareholder base is confused by and dissatisfied with the Company's compensation structure and practices" are supported by:

  •
  Atlantic Investment Management, Inc., the Company's second largest shareholder, filed a Schedule 13D on Aug 5, 2004 which included "recommendations to improve on the Issuers' investor relations, corporate governance and executive compensation practices" as well as suggesting "adding at least two additional qualified independent directors." These symptoms of disenchantment also are echoed in the following analyst comments and the Company's reported admissions of an investor credibility problem:

  •
  "Management needs to rebuild credibility: SPX management suffered a credibility blow after disappointing 4Q results and aggressive stock sales by the CEO. We believe the stock will suffer from a credibility discount for some time."—Don Mac Dougall, Banc of America Securities April 28, 2004.

  •
  "The fact that CEO Blystone sold roughly 900,000 shares in the 8 weeks prior to earnings adds to investor skepticism." "We find management compensation excessive." Id.

  •
  "We view this discount as warranted given the credibility and operating issues facing the company." Nicole M. Parent, Credit Suisse First Boston May 20, 2004, November 8, 2004

  •
  John Blystone publicly acknowledged at a March 2-3, 2004 investor conference that management had a "credibility problem." "Management acknowledged it has a credibility problem and will work to regain investor confidence." Jeffrey Sprague, Citigroup Smith Barney, March 3, 2004.

    •
    "This misjudgment coupled with several earnings affirmations and heavy selling by the CEO in advance of the earnings report is what severely damaged investor confidence. However, CEO Blystone openly accepted that there is a credibility and communications problem and committed to addressing the issue." Id.

    •
    "Management has not demonstrated that it can consistently manage these assets and has lost the confidence of investors." Sprague, Nov. 1, 2004. "We are maintaining our high-risk rating, to reflect continued weakness in SPX's served markets, softer than expected margins and damaged investor confidence." Id.

    •
    "Frankly, we do not see how the company could make any new friends in the investor community with its 2003 executive compensation structure. The problem for investors could be a disconnect between the level of management's compensation and the stock price performance." "It is also unfortunate that the executive compensation got a boost at the time when the company's relationship with the Street is at one of its lowest points." Robert T. Cornell, Lehman Brothers March 31, 2004.

    •
    "Beginning in March 2004, multiple class action complaints were filed or announced by certain law firms representing or seeking to represent purchasers of our common stock during a specified period against us and certain of our current and former executive officers in the United States District Court for the Western District of North Carolina alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The plaintiffs generally allege that we made false and misleading statements regarding the forecast of our 2003 fiscal year business and operating results in order to artificially inflate the price of our stock." Excerpt from the Company's Q3 2003 Form 10-Q filed November 1, 2004, commenting on the multiple shareholder class action claims brought against the company.

  (3)
  that the EVA plan has been adjusted "to effectively reward poor performance by reducing performance standards."

    The Company disclosed in its 2004 Annual Proxy Statement that adjustments were made to the plan that according to the Company "significantly increased the bonus multiple for 2003" used to determine bonuses paid to both executives and non-employee directors. The effect of these adjustments was to exclude items previously included in the EVA calculations that would have produced a significantly lower EVA (and no declared bonuses) if included in the 2003 calculations. The Relational Funds respectfully submit that excluding specific items that would lower the EVA calculation cannot be characterized as other than reducing performance standards, and paying bonuses resulting from meeting reduced standards (when the alternative would have been no declared bonuses in the absence of these adjustments) is fairly characterized as rewarding poor performance. See attached analysis reflecting the Relational Funds' calculations that in the absence of the adjustments there would have been no bonuses declared.

    In addition, declared bonus for the CEO was up 80% from $5.7 million to $10.2 million during 2002 and 2003, respectively—during which time GAAP operating income margins declined every quarter on a year-over-year basis and also declined from 11.6% to 10.5% for the entire year. Excluding "special charges", the same held true, with yearly segment margins declining from 13.9% to 11.7%. In other words, during a period when the Company's performance meaningfully declined by these GAAP measures, the CEO's declared bonus compensation nearly doubled, which the Relational Funds respectfully submit constitutes a reward for poor performance.

    Further, during the period from December 29, 2000 through December 6, 2004 the Company's stock price has declined 25% from $54.09 to $40.84, yet the CEO's declared bonus increased 473% from $1.8 million in 2000 to $10.2 million in 2003. The average annual declared bonus for the three year period was $6.9 million. Paid bonuses also increased 240% from $2.0 million to $6.7 million. The Relational Funds believe these statistics clearly illustrate the disconnect, and in fact divergence, between the Company's performance and declared and paid bonus compensation.

  (4)
  that the Company's public filings "do not provide meaningful information to determine whether the Board's executive compensation decisions are fair."

    The target bonuses of the executive officers were materially increased for 2003. For example the CEO's target increased from 100% to 150% of his base salary, purportedly for changes to the equity-based compensation program that were not implemented until 2004. See pg. 28 of the 2004 Annual Proxy Statement. The Company did not explain or disclose any basis for the retroactive adjustment to the target bonus.

    The timing, amount and nature of the Board's decision to make the recent adjustments to the EVA plan formula was not disclosed in any detail. The Company simply states that "the SPX corporate EVA bonus multiple for 2003 was significantly increased by adjustments for: (1) the cumulative effect of pension and post-retirement financing costs (these costs are now excluded from the EVA calculation); (2) the cumulative 2001-2003 difference between cash taxes and the 38% tax rate assumption used in the EVA calculation; and (3) bonus bank forgiveness granted to business units (to reflect the negative impact of industry factors beyond management control)." Nowhere is it disclosed when these adjustments were made, the amount of the adjustments, or the rationale for the adjustments. Without this information, investors are unable to determine whether the adjustments were fair, the magnitude of the adjustments and how the revised formula differs from the old formula.

    In addition, the Relational Funds have learned that, in addition to the Section 220 demand made by the Relational Funds, another Company stockholder demanded access to inspect the Company's records for the purpose of "obtaining accurate and complete information concerning the Company's payment of compensation to officers and directors via the EVA Plan" whether such compensation is "excessive, improper or wasteful" investigating "mismanagement and breaches of fiduciary duties by the officers and directors of the Company in connection with [EVA plan compensation] and determining whether the Company's directors are independent and have acted, and are capable of acting, in good faith with respect to [EVA plan compensation]." The Relational Funds further understand that the Company never provided any information in response to this demand and the stockholder filed suit on November 19, 2004 to enforce his statutory inspection rights under state law. The Relational Funds experienced a similar response to its own Section 220 demand and believe that, if the Company's disclosure were transparent and included meaningful information, the Company's stockholders would not be compelled to serve state law inspection demands or to go to court to try to understand the terms of the EVA plan and how it has been administered.

    Finally, as reported in the September 13, 2004 Barron's Online article entitled "Numbers Game," Prudential Equity Group analyst Nicolas Heymann has concluded that: "In essence, by blending one-time, non-recurring income with ongoing earnings and costs, the ability of investors to properly assess continuing results from non-recurring has now become virtually impossible."

  (5)
  that management's recent adjustments to the EVA formula "benefit the officers and directors at the expense of the Company's shareholders."

    The Relational Funds respectfully submit that the support for this statement is self-evident, but have revised the statement nonetheless to more directly state the basis for this belief. In sum, adjusting the EVA formula which allows bonuses to be declared and paid notwithstanding poor or declining performance effectively moots any incentive to improve the Company's performance, and monies declared or paid out for bonus compensation reduces stockholders equity (by reducing the Company's cash balance) and cannot be used by the Company or distributed to stockholders.

8.
Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. Support for opinions, or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view toward disclosure, by submitting a Schedule 14A that has been annotated with support for each of the assertions made. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. The following statements should be revised or deleted:

•
Your implication that management's decision making amounts to "self dealing." page 6;

•
Your implication that management has "let personal financial interests come before their fiduciary duty to the Company and its shareholders." Page 6;

•
Your statement that management has "siphoned resources from the business units" and your implication that management "uses [the business units] to extract undeserved and excessive compensation" page 8;

•
Your statement that stewardship of the Company is driven as much or more by "the interests of the current Board and management in protecting or enhancing the current compensation arrangements...than by the interests of the Company's shareholders." Page 8; and

•
Your implication that the Company's strategic decisions are "driven by short-term compensation or employment considerations." Page 8.

        The referenced statements have been revised consistent with the Staff's comments or supported with supplemental information or expanded disclosure.

9.
Expand the disclosure to provide more background regarding the allegations itemized in the first paragraph under this heading. In, particular, the bases for the assertions of "a pattern of one-time charges indicative of overpaying for acquisitions and failed restructuring charges" and "excessive leverage" are unclear and should be provided. Please revise.

        The disclosure has been revised to provide additional background information.

  Excessive Executive Compensation—Pages 5 to 6

10.
We note your statement that "[n]one of [the EVA] adjustments have been approved by the Company's shareholders." Please revise your statement to clarify whether the Company had an obligation to seek shareholder approval before making these adjustments.

        Relational believes that shareholder approval of the plan was required in order to permit the deduction of compensation in excess of $1,000,000 under the plan, pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended. The Relational Parties believe that subsequent changes to the EVA plan have material economic significance in terms of bonuses declared and paid, and may have been required to be approved under Section 162(m). Because the Relational Funds have no way to assess the magnitude of any changes and in particular whether they required shareholder approval under Section 162(m), the Relational Funds do not believe it is appropriate to either characterize the amendments as requiring shareholder approval or not.

11.
Please support your stated belief that without the "ad hoc one-time adjustments" (emphasis added) cited from the Company's 2004 proxy, the Chief Executive Officer and therefore the non-employee directors would have received no bonus for 2003. For example, please provide us with your analysis and calculation as to how the EVA plan adjustments increased bonus awards from "zero to approximately five times their target bonus amount of $20,000."

        Please see the attached Relational Funds analysis and calculation of the impact of the EVA plan adjustments.

12.
You state that "Income from continuing operations' actually decreased by $24 million from 2002 to 2003," citing the Company's Annual Report on Form 10-K for the year ended December 31, 2003, as support for your belief that "true" EVA could not have improved. This statement, however, omits the fact that EVA is defined in the 1996 proxy statement as Net Operating Profit After Taxes (calculated by adding back Interest Expense to Income from continuing operations, minus a charge for all capital employed in the business). It appears to us that this amount increased between 2002 and 2003. If you intend to quote the Company's materials, please provide adequate context so that investors will not be confused by your characterization. Please provide us with your analysis and calculations supporting your belief that EVA could not have improved, including an explanation of why "income from continuing operations" is relevant to EVA, as defined.

        The referenced statement has been revised to reference Income from continuing operations before income taxes and interest expense, which more closely tracks the addition of the interest expense in the EVA calculation apparently applied by the Company. See also the attached Relational Funds analysis and calculation.

13.
Please elaborate upon how you have defined "interested parties." If this is your definition, briefly define it for the readers.

        The term "interested parties" was intended to convey that the persons described had a financial interest in the changes they were approving to the EVA plan bonus calculations. The referenced disclosure has been revised to more directly make that point without using the term "interested parties."

14.
Please avoid statements describing the beliefs, motivation or intent of third parties. We note, for example, your statement on page 6 that "the shareholder base is confused and dissatisfied..." and on page 7 that management and the Board are "in a defensive posture...and may try to appease investor's discontent by pursuing short-term strategies that are not in the shareholders interest...."

        The referenced statements have been omitted or revised to minimize or eliminate statements that could be construed as describing the beliefs, motivation or intent of third parties.

  Lack of Board Objectivity and Failure to Communicate Openly With Shareholders—Pages 7 to 8

15.
We note your asserted beliefs regarding management's "weak budgeting and forecasting process" and it's failure to "objectively [evaluate] its own performance." Please tell us whether any of your nominees will seek to become members of management. If you plan to appoint your nominees, if elected, as certain officers of the Company, please revise to prominently disclose there intentions so that shareholders clearly understand that you do not intend to retain the current management.

        The Staff is advised none of the Relational Funds Nominees currently intends or is expected to seek to become a member of management. A direct statement to that effect has been added to the amended filing.

16.
Please describe the "other matters" that you claim illustrate "the Company's failure to clearly and openly communicate to its shareholders."

        The reference to "other matters" has been eliminated in the revised proxy statement, as the Relational Funds believe the cited examples adequately illustrate the points intended. However, the Relational Funds note that the belief that the Company does not clearly and openly communicate with its stockholders is supported by the pending Section 220 enforcement action filed in the Delaware Court of Chancery described above and was tacitly acknowledged in the CEO's letter to Company stockholders accompanying the Company's 2003 Annual Report in which he acknowledged that the Company's stock trades at a discount to its peers and represents that the Company will work to increase investor transparency and communication.

17.
Please provide supplemental support for your allegation that the Company denied your request for a meeting with the Compensation Committee. In this regard, if available, please provide us with a copy of any written communication or transcript of any call denying such a meeting.

        The Company will provide under separate cover copies of written correspondence which the Company believes demonstrates the Company's unwillingness and unavailability to schedule a meeting with the Compensation Committee. Please be advised, however, that many of the refusals and delays have been delivered orally by the Company's representatives after sending letters regarding scheduling meetings.

18.
As a related matter, you disclose on page 8 that the Company did, in fact, offer a meeting with the members of the Compensation Committee. Please disclose whether this meeting occurred. In addition, expand your disclosure to explain why you believe the company has been non-responsive to requests in light of the proffered meeting. Please revise or advise.

        The disclosure of the chronology and history of the Relational Funds' attempts to meet with the Company in the Background of and Reasons for This Solicitation section has been expanded consistent with the Staff's comment.

  Corporate Overhead and Value Added—Page 8

19.
The basis for your assertion of "poor capital allocation decisions" remains unclear. Please expand here or where appropriate. Further, the connection between the departure of certain business-unit executives and the failure of corporate stewardship is unclear. Please expand. For example, did the company or executives give reasons for their departures?

        See the response to comment 7 above with respect to the support for statements relating to poor capital allocation. As to the second comment, the Company and the executives involved did not publicly disclose any detailed reasons for the departure of the four business unit executives who are known to Relational to have departed. However, Relational believes that significant executive level turnover often is a symptom of poor management, and notes that these departures are described as "high-level defections" in the discussion of the Company's problems in the Barron's Online article cited above. However, as the information available to Relational is limited, references to the departures of these executives have been deleted.

  Stewardship and Accountability—Page 8

20.
You indicate that the Board will have "independent shareholder representation." Please elaborate on how you have defined "independent." Is this your definition or is this the definition as applied by the listing standards of the NYSE? If this constitutes your definition, briefly define it for the readers.

        The concept of "independent shareholder representation" is intended to convey that the Relational Funds have no other business or financial interests or arrangements with or involving the Company other than as shareholders, and the referenced disclosure has been expanded accordingly.

  The Need for Improvement—Pages 8 to 9

21.
You refer to the "current depressed value of the Company's stock." Please expand to describe any analysis that you have done regarding the value of the company's stock. Further, clarify by what standard the stock is depressed. How has the performance of the company's stock compared to that of other companies in the industry? You need to provide more discussion of the value to place the statement in proper context.

        The disclosure has been revised to explain the factual basis of, and to provide additional context for, these statements.

22.
Please elaborate upon how you plan to achieve certain of the steps you plan on taking. For example, please explain how your nominees will "improve operating margins of existing businesses," "[delever] the balance sheet" and "restore investor confidence."

        The disclosure has been expanded to explain in greater detail the steps anticipated in achieving certain of the stated goals.

23.
Additionally, if your nominees are elected, they will constitute a minority of the board of directors. Therefore, they may not be able to effect the changes you seek unless they gain the support of other board members. Please discuss in the proxy statement.

        The referenced disclosure has been revised to acknowledge and discuss the limitations inherent in holding only a minority Board position, including the potential inability to implement any changes in the Company's business, management, corporate governance or compensation arrangements.

Certain Information Concerning the Relational Funds and Other Participants in the Solicitation—page 10

24.
You indicate that each of the Relational Funds "may" be deemed to be participants in the proxy solicitation. It appears inappropriate to indicate that such entities "may" be deemed to be participants. Please revise or advise.

        Relational believes that many entities within the definition of "Relational Funds" will not have any involvement in soliciting proxies because they are passive investment entities, with no employees and no means to actually participate in a solicitation. Notwithstanding that fact, because of the overlap in control relationships among the Relational Funds, Relational recognizes that the Staff and others may consider such passive entities to be "participants" because they share common general partners or on some other basis. Relational believes the "may be deemed" articulation is appropriate in this context, because that phrase does not acknowledge that all Relational Funds are "participants" by the terms of the definition, but does acknowledge that third parties might consider the various passive funds to be "participants" by some measures or based on some assumptions.

Proxy Solicitation Expenses—Page 15

25.
You state that proxies may be solicited by the Relational Funds, "partners," members and employees. Please ensure that you have identified all "partners" as participants in the solicitation. Refer to Instruction 3 of Item 4 to Schedule 14A.

        The referenced statement has been revised to eliminate the reference to "partners," as none of the limited partners in any of these entities will have any involvement in soliciting proxies. In fact, the limited partners will not even be asked for proxies, as they do not have beneficial ownership of any of the securities held in the various funds. The only "partners" that will be involved as participants in the solicitation are the general partners of the various funds. These general partners are included by name in the defined term "Relational Funds" and all required "participant" information for the general partners is provided in the document.

26.
We note your disclosure that proxies may be solicited by telephone, telecopier and via the Internet. Please advise us as to how you plan on verifying that any person from whom you have received a proxy has previously been furnished with a proxy statement. Refer to Rule 14a-3(a).

        The Relational Funds expect that any solicitation via the internet will be minimal. To the extent that proxies are solicited by the internet, a copy of the proxy statement will be provided as an attachment to the extent the delivery of proxies is not otherwise confirmed by the stockholder. To the extent proxies are solicited by telephone, the Relational Funds and their proxy solicitor will inquire as to whether the party called has received proxy materials, and will provide both the form of proxy and definitive proxy statement to the extent receipt is not confirmed. Soliciting by telecopier also is expected to be minimal, and soliciting materials are expected to be transmitted only to parties with whom there have been either personal meetings or previous telephone contact in the course of which proxy materials will be provided or prior receipt will be confirmed. Finally, as is customary in the proxy contest context, definitive proxy materials will be mailed to all holders of Company common stock as of the record date by the Company or by the Relational Funds, as well as through ADP, based on stockholder records maintained by the Company or its transfer agent or ADP and its participants. Additional contact will be based on stockholder records provided to the Relational Funds and their proxy solicitor by the Company, and therefore contact should only be with parties to whom the materials previously were distributed, which will be confirmed as described above.

27.
Additionally, we remind you to file under the cover of Schedule 14A, on the date of first use, all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview, telephone, television, radio, e-mail correspondence and information posted on web sites and chat rooms. Refer to Rule 14a-6(b) and (c).

        The Relational Funds are aware of their filing obligations in this context and will comply with the applicable requirements.

28.
We note your disclosure that "[r]egular employees" may solicit proxies on behalf of the Relational Funds. Please describe the class or classes of employees to be so employed, and the manner and nature of their employment for such purpose. Refer to Item 4(b) of Schedule 14A.

        The referenced disclosure has been expanded per the Staff's comment.

Form of Proxy

29.
Revise your card to provide clear instructions regarding how a stockholder may withhold authority to vote for one or more of your nominees. It is unclear from the Edgar copy of the form of proxy. See the sample form of proxy in Release No. 34-31326.

        The proxy card has been revised per the Staff's comment.

30.
You refer to matters of which you are not now aware that may come before the meeting and state that you will use discretionary authority to vote upon such matters. Please note that you may not use discretionary authority conferred with these proxies to vote upon matters not known to you at the time of this solicitation but which come to your attention a reasonable time before the meeting. Refer to Rule 14a-4(c). Please confirm your understanding.

        The Relational Funds confirm their understanding of the referenced limitations on discretionary voting power set forth in Rule 14a-4(c).

        On behalf of the Relational Funds, we hereby acknowledge that: the filer is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure based on Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the filer may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact me if you have any questions regarding the foregoing responses or the amended proxy materials filed in response thereto. As noted above, additional supporting materials and an annotated copy of the amended filing will be provided to the Staff under separate cover, as requested in the Comment Letter.

Very truly yours,

/s/ JOHN L. FILIPPONE John L. Filippone

JLF/jlf
Attachment(s)

cc:
Jay Winship (Relational Investors, LLC)
Kirt Karros (Relational Investors, LLC)
Andrew E. Bogen (Gibson Dunn & Crutcher LLP)

Support for Comments 11 and 12

SPX Corporation
EVA Summary
Using 8.5% Cost of Capital
1996-2003
(All $ in Millions unless otherwise noted)

	1996	1997	1998[5]	1999	2000	2001	2002	2003	Total
GAAP Net Income	(62.3)	(13.7)	(80.0)	101.5	189.5	173.0	127.4	236.0	671.4
NOPAT
Net Operating Profit	81.0	80.2	162.5	459.9	489.5	645.1	769.0	673.6	3,360.8
Taxes[6]	(30.8)	(30.5)	(61.7)	(174.8)	(186.0)	(245.1)	(292.2)	(256.0)	(1,277.1)

NOPAT	50.2	49.7	100.7	285.2	303.5	400.0	476.8	417.6	2,083.7
Income from Discontinued Ops, Net of taxes	—	—	—	—	—	—	(12.9)	(28.6)	(41.5)

Adjusted NOPAT	50.2	49.7	100.7	285.2	303.5	400.0	463.9	389.0	2,042.2
Invested Capital
Total Capital	538.7	334.9	2,301.0	2,281.2	2,632.3	5,476.6	5,621.4	5,860.4
Average Capital (Adj. For GSX and UDI Acquisitions)	586.5	436.8	826.4	2,291.1	2,456.8	4,072.1	5,549.0	5,740.9
Capital Charge[7]	49.9	37.1	70.2	194.7	208.8	346.1	471.7	488.0	1,866.6

EVA[1]	0.3	12.6	30.5	90.4	94.7	53.8	(7.8)	(98.9)	175.6
CEO Compensation[2]	1.5	16.9	6.2	25.0	76.3	11.8	62.6	12.0	212.3
Yearly EVA Improvement[1]		12.2	17.9	59.9	4.2	(40.8)	(61.6)	(91.2)
Company Declared/Implied EVA Improvement[3]	26.6	18.8	14.4	70.6	36.5	70.0	84.5	142.9

Difference4,8= Implied Adjustments Needed for Bonus Declared		6.6	(3.5)	10.7	32.3	110.8	146.1	234.0
Actual Declared Bonus to CEO per Proxy ($ in 000's)	2,047.9	1,911.8	1,485.8	2,884.7	1,784.5	4,803.3	5,691.6	10,232.7	30,842.3
Implied Declared Bonus to CEO per RILLC Calculation ($in 000's)	2,047.9	1,405.1	1,916.4	3,472.2	—	—	—	—	8,841.6

Difference in CEO Bonus Declared vs. Expected ($in 000's)[8]	—	506.7	(430.6)	(587.5)	1,784.5	4,803.3	5,691.6	10,232.7	22,000.7
ROIC[9]	8.6%	11.4%	12.2%	12.4%	12.4%	9.8%	8.4%	6.8%

Implied Declared Bonus to CEO and Directors per RILLC Calculation vs. Actual Declared Bonuses
Yearly EVA Improvement Target per Proxy[10]	$4.20	$4.60	$5.10	$10.70	$12.31	$17.80	$23.20	$26.68
Yearly EVA Improvement		$12.24	$17.91	$59.92	$4.24	$(40.84)	$(61.59)	$(91.17)
Company Declared/Implied EVA Improvement[3]	$26.60	$18.80	$14.40	$70.60	$36.50	$69.99	$84.51	$142.86
RILLC Computed Multiple		2.7	3.5	5.6	—	—	—	—
Company Declared Multiple	5.2	3.6	2.7	4.7	2.5	4.2	4.1	4.9
Target CEO Bonus ($000's)	$397	$528	$546	$620	$720	$1,150	$1,400	$2,100
RILLC Computed Declared Bonus ($000's)		1,405	1,916	3,472	—	—	—	—
Target Director Bonus ($000's)								$20
Company Declared Multiple								4.9

Company Declared Director Bonus ($000's)								$97
RILLC Computed Multiple								$—
RILLC Computed Declared Director Bonus								$—

1
EVA has been computed based on generally understood EVA concepts and methodology as presented in the SPX "EVA Workshop" on August 7, 2003.

  In general, we have adjusted the GAAP reported Net Income for the following items:

    Income taxes (We have applied a 38% rate for all years)
    Interest Expense
    Goodwill Amortization
    R&D
    Implied Interest on Operating Leases
    Special Charges
    "Other Charges"—Charges (Other than "Special Charges") that are identified as being unusual or one-time in nature
    Gains or losses on asset/stock sales

  Corresponding adjustments were also made to Capital Invested

  Adjustments were not made for the following items:

    "Strategic Investments" due to lack of sufficient information and Company declaration that adjustments are immaterial

2
CEO Compensation includes all forms of compensation, including the grant date present value of options granted calculated using the Black-Scholes model as disclosed in the Company proxy as well as the issue date market value of restricted stock without regard to vesting requirements or other restrictions.

3
Company disclosed EVA Improvement numbers in Proxy Statement for period 1996-1999. Years 2000-2001 are implied and years 2002-2003 are assumed based on various disclosed data including EVA Improvement Target, CEO Bonus Declared, CEO share of Excess EVA Improvement and Bonus Multiple

4
Difference predominantly due to undisclosed EVA adjustments (e.g. "Strategic Investments" and for 2003, the 3 adjustments listed in the 2004 Proxy)

5
FYE 1998 numbers have been adjusted to more accurately reflect the performance of the "Old" SPX. They include "Old" SPX for the 9 month period ending September 1998 plus the 3 Month period from Oct.- Dec. 1998 of the "New" SPX which includes the combined SPX and General Signal. Note that reported 1998 numbers per 10-K include 12 months of General Signal performance and "Old" SPX performance from the date of the merger, Oct. 6, 1998.

6
A 38% effective tax rate as disclosed in the SPX "EVA Workshop" publication has been applied to Net Operating Profit for all years.

7
An 8.5% cost of capital has been applied for all years. Note: SPX disclosed its cost of capital at 11% in the Proxy dated March 25, 1996 proposing the EVA Incentive Compensation Plan and at 8.08% in its EVA Workshop publication. The publication also indicated the Company "expect[s] to operate within [a] Flexible WACC" of approx 8.2% -9.2%.

8
EVA was not calculated for 1995. Therefore, it is assumed there is no difference in 1996 between EVA as calculated by RILLC and Company declared EVA Improvement

9
ROIC computed as NOPAT/Average Invested Capital

10
EVA Improvement target was not disclosed for 2003. Amount was implied based on 2002 Proxy stating a target of 23.2MM for 2002 and increasing at 15% thereafter.

QuickLinks

Support for Comments 11 and 12